In accordance with Article V, Sections 1 and 4 of the Amended and Restated Agreement and Declaration of Trust of Constellation Funds (the "Trust"), and in lieu of a special meeting of shareholders, on February 17, 2005, the majority shareholder of Constellation Core Growth Fund (formerly,
Constellation TIP Tax Managed U.S. Equity Fund) (the
"Fund"), consented to the approval of an Agreement and Plan of Reorganization between the Trust, on behalf of the Fund, and Turner Funds on behalf of the Turner Core Growth Fund.